Cohen & Company Capital Markets
135 East 57th Street, 21st Floor
New York, NY 10022

June 15, 2011

VIA EDGAR AND FACSIMILE

United States Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Attn:	John Reynolds
Assistant Director

Re:	Empeiria Acquisition Corp. (the “Registrant”)
Registration Statement on Form S-1
Filed March 4, 2011, as amended
File No. 333-172629

Dear Mr. Reynolds:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Cohen & Company Capital Markets LLC, on behalf of itself and as representative of the underwriters of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. on Wednesday, June 15, 2011, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act, please be advised that the preliminary prospectuses, dated May 2, 2011 and June 13, 2011, respectively, in connection with the Registration Statement were distributed approximately as follows:

Preliminary Prospectus dated May 2, 2011:

Copies to prospective underwriters:	100
Copies to prospective dealers:	50
Copies to institutional investors:	75
Copies to others:	0

Total:	225

Preliminary Prospectus dated June 13, 2011:

Copies to prospective underwriters:	100
Copies to prospective dealers:	50
Copies to institutional investors:	100
Copies to others:	0

Total:	250

Securities and Exchange Commission
June 15, 2011

The undersigned advises that the underwriters have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Any questions should be addressed to Jeffrey P. Schultz, at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. at (212) 935-3000.

Very truly yours,

COHEN & COMPANY CAPITAL MARKETS LLC

By:	/s/ Nicholas Dermigny
Name: Nicholas Dermigny
Title: Chief Compliance Officer